SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 January 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




1.1  Transaction in Own Shares released on 4 January 2006
1.2  Transaction in Own Shares released on 5 January 2006
1.3  Transaction in Own Shares released on 6 January 2006
1.4  Transaction in Own Shares released on 9 January 2006
1.5  Blocklisting Interim Review released on 9 January 2006
1.6  Blocklisting Interim Review released on 9 January 2006
1.7  Transaction in Own Shares released on 10 January 2006
1.8  Transaction in Own Shares released on 11 January 2006
1.9  Director/PDMR Shareholding released on 11 January 2006
1.10 Transaction in Own Shares released on 12 January 2006
1.11 Transaction in Own Shares released on 13 January 2006
1.12 Transaction in Own Shares released on 16 January 2006
1.13 Transaction in Own Shares released on 17 January 2006
1.14 Transaction in Own Shares released on 18 January 2006
1.15 Transaction in Own Shares released on 19 January 2006
1.16 Transaction in Own Shares released on 20 January 2006
1.17 Transaction in Own Shares released on 23 January 2006
1.18 Transaction in Own Shares released on 24 January 2006
1.19 Transaction in Own Shares released on 25 January 2006
1.20 Transaction in Own Shares released on 26 January 2006
1.21 Transaction in Own Shares released on 27 January 2006
1.22 Transaction in Own Shares released on 30 January 2006
1.23 Transaction in Own Shares released on 31 January 2006

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 January 2006

BP p.l.c. announces that on 3 January, it purchased 3,000,000 ordinary shares at prices between 625.00 pence and 637.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 985,624,971 ordinary shares in Treasury and has 20,653,943,543 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 January 2006

BP p.l.c. announces that on 4 January 2006, it purchased 3,500,000 ordinary shares at prices between 633.50 pence and 640.50 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 4 January 2006 it transferred to participants in its employee share schemes 19,511 ordinary shares at prices between 350.00 pence and 498.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 989,105,460 ordinary shares in Treasury, and has 20,650,477,235 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 January 2006

BP p.l.c. announces that on 5 January 2006, it purchased 3,500,000 ordinary shares at prices between 632.00 pence and 642.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 992,605,460 ordinary shares in Treasury, and has 20,647,064,230 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 January 2006

BP p.l.c. announces that on 6 January 2006, it purchased 3,000,000 ordinary shares at prices between 634.00 pence and 643.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 995,605,460 ordinary shares in Treasury, and has 20,644,444,484 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 9 January 2006

                    BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:       BP PLC

2. NAME OF SCHEME:        THE BP GROUP SAVINGS RELATED SHARE OPTIONS

3. PERIOD OF RETURN:      FROM: 1 JULY 2005 TO: 31 DECEMBER 2005

4. NUMBER AND CLASS OF
   SHARE(S)               13,912,407 ORDINARY SHARES OF US$0.25
   (AMOUNT OF STOCK/DEBT
   SECURITY) NOT ISSUED
   UNDER SCHEME AT END OF THE
   LAST PERIOD:

5. NUMBER OF SHARES ISSUED/ALLOTTED        2,158,227
   UNDER SCHEME DURING PERIOD:

6. BALANCE UNDER SCHEME NOT
   YET ISSUED/                             11,754,180
   ALLOTTED AT END OF PERIOD:

7. NUMBER AND CLASS OF SHARE(S)            10,000,000 ORDINARY SHARES OF US$0.25
   (AMOUNT OF STOCK/DEBT SECURITIES)       WERE ADMITTED TO LISTING ON 25 JUNE
   ORIGINALLY LISTED AND THE DATE OF       2004
   ADMISSION:

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,639,669,690 ORDINARY SHARES OF US$0.25 WHICH INCLUDES 982,624,971 TREASURY SHARES

CONTACT FOR QUERIES

NAME:         EMILY GOODWIN
TELEPHONE:    020 7496 2102

EXHIBIT 1.6

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 9 January 2006


                             SCHEDULE 5
                 BLOCKLISTING SIX MONTHLY RETURN

1. Name of company                BP PLC

2. Name of scheme                 THE EXECUTIVE SHARE OPTION SCHEME

3. Period of return:              From 1 JULY 2005 to 31 DECEMBER 2005

4. Number and class of
   shares(s)                      16,052,158 ORDINARY SHARES OF US$0.25
   (amount of stock/debt
   security) not issued under
   scheme

5. Number of shares issued/allotted       34,955,339
   under scheme during period

6. Balance under scheme not yet           21,096,819
   issued/allotted at end of period

7. Number and class of share(s)         20,000,000 ORDINARY SHARES OF US$0.25
   (amount of stock/debt securities)    WERE ADMITTED TO LISTING IN OCTOBER 2005
   originally listed and the date of    20,000,000 ORDINARY SHARES OF US$0.25
   admission                            WERE ADMITTED TO LISTING IN JULY 2005.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

21,639,669,690 ORDINARY SHARES OF US$0.25 WHICH INCLUDES 982,624,971 TREASURY SHARES

Contact for queries:     Address: BP PLC
                         COMPANY SECRETARY'S OFFICE
                         1 ST JAMES'S SQUARE
                         LONDON SW1Y 4PD

Name:  EMILY GOODWIN

Email: emily.goodwin@uk.bp.com

Telephone: 020 7496 2102

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 January 2006

BP p.l.c. announces that on 9 January 2006, it purchased 3,500,000 ordinary shares at prices between 644.00 pence and 650.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 999,105,460 ordinary shares in Treasury, and has 20,641,153,616 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 January 2006

BP p.l.c. announces that on 10 January 2006, it purchased 3,000,000 ordinary shares at prices between 642.00 pence and 647.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,002,105,460 ordinary shares in Treasury, and has 20,638,366,200 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 January 2006


We were advised yesterday, 10 January 2006, by Computershare Plan Managers that on 10 January 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.43 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr. I. C. Conn              54 shares
Dr. A.B. Hayward            54 shares
Mr. J.A. Manzoni            51 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox            54 shares

EXHIBIT 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 January 2006 BP p.l.c. announces that

on 11 January 2006, it purchased 4,000,000 ordinary shares at prices between
635.50 pence and 643.50 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 11 January 2006 it transferred to participants in its employee share schemes 49,431 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,006,056,029 ordinary shares in Treasury, and has 20,634,865,742 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 January 2006

BP p.l.c. announces that on 12 January 2006, it purchased 2,500,000 ordinary shares at prices between 644.50 pence and 654.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,008,556,029 ordinary shares in Treasury, and has 20,632,860,737 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 January 2006

BP p.l.c. announces that on 13 January 2006, it purchased 2,500,000 ordinary shares at prices between 645.50 pence and 653.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,011,056,029 ordinary shares in Treasury, and has 20,630,579,162 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 January 2006

BP p.l.c. announces that on 16 January 2006, it purchased 2,500,000 ordinary shares at prices between 658.50 pence and 666.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,013,556,029 ordinary shares in Treasury, and has 20,628,289,718 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 January 2006

BP p.l.c. announces that on 17 January 2006, it purchased 2,800,000 ordinary shares at prices between 661.00 pence and 670.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,016,356,029 ordinary shares in Treasury, and has 20,625,988,922 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 January 2006

BP p.l.c. announces that on 18 January 2006, it purchased 3,300,000 ordinary shares at prices between 658.0 pence and 663.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 18 January 2006 it transferred to participants in its employee share schemes 88,800 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,019,567,229 ordinary shares in Treasury, and has 20,623,296,341 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 January 2006 BP p.l.c. announces that

on 19 January 2006, it purchased 3,300,000 ordinary shares at prices between
654.5 pence and 664.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,022,867,229 ordinary shares in Treasury, and has 20,620,224,499 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.17

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 January 2006

BP p.l.c. announces that on 20 January 2006, it purchased 4,600,000 ordinary shares at prices between 662.5 pence and 676.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,027,467,229 ordinary shares in Treasury, and has 20,617,035,820 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 January 2006

BP p.l.c. announces that on 23 January 2006, it purchased 3,500,000 ordinary shares at prices between 655.0 pence and 663.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,030,967,229 ordinary shares in Treasury, and has 20,613,919,310 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 January 2006

BP p.l.c. announces that on 24 January 2006, it purchased 3,500,000 ordinary shares at prices between 658.5 pence and 667.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,034,467,229 ordinary shares in Treasury, and has 20,611,131,092 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 January 2006

BP p.l.c. announces that on 25 January 2006, it purchased 3,700,000 ordinary shares at prices between 658.0 pence and 665.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 25 January 2006 it transferred to participants in its employee share schemes 36,928 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,038,167,229 ordinary shares in Treasury, and has 20,608,628,899 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 January 2006

BP p.l.c. announces that on 26 January 2006, it purchased 4,500,000 ordinary shares at prices between 650.0 pence and 658.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,042,667,229 ordinary shares in Treasury, and has 20,605,730,525 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 January 2006

BP p.l.c. announces that on 27 January 2006, it purchased 2,800,000 ordinary shares at prices between 658.5 pence and 669.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,045,467,229 ordinary shares in Treasury, and has 20,603,631,924 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 January 2006

BP p.l.c. announces that on 30 January 2006, it purchased 3,500,000 ordinary shares at prices between 668.0 pence and 683.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,048,967,229 ordinary shares in Treasury, and has 20,600,611,192 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 06 February 2006                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary